FORM  6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of April 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1-5 OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-130048, 333-137153) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release: BOS Issues Reminder for the Exercising of Its Rights; Dated April 12, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: April 12, 2007

BOS ISSUES REMINDER FOR THE EXERCISING OF ITS RIGHTS

*     Rights may be exercised until April 16, 2007 at 5:00 p.m. New York City time.

        Rishon Le’zion, Israel – (PR Newswire) April 12, 2007 – B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ: BOSC; TASE: BOSC), today issued a reminder to holders of rights to purchase its Ordinary Shares, that the rights may be exercised until April 16, 2007 at 5:00 p.m. New York City time (midnight Israel time).

        However, rights holders that received their rights through a broker, dealer or other nominee (including a member of the Tel Aviv Stock Exchange) or that purchased their rights on the Tel Aviv Stock Exchange or on the NASDAQ Global Market must ensure that their notice of exercise and the subscription payment is received by such earlier time as determined by their broker, dealer or other nominee (including a member of the Tel Aviv Stock Exchange).

        As described in BOS’s prospectus dated March 8, 2007, each right allows the holder to purchase one Ordinary share, at a subscription price of $2.50.

        Under the Tel Aviv Stock Exchange rules, Tel Aviv Stock Exchange members must submit to the Tel Aviv Stock Exchange Clearing House a written rights exercise (subscription) notice on behalf of all their clients wishing to exercise rights by no later than 9:00 a.m. Israel time (2:00 a.m., New York City time) on April 16, 2007.

        The terms of the rights distribution are described in the prospectus included in the registration statement filed in connection with the distribution of the rights. Copies of the prospectus can be obtained from the US Securities and Exchange Commission’s EDGAR website at and from the Israel Securities Authority’s Magna website at . Copies of the prospectus for the rights distribution may also be obtained from BOS at 20 Frieman Street, Rishon Le’Zion, Israel, Attention: Eyal Cohen, telephone: 972-3-954-1000 or e-mail: eyalc@boscom.com.

        Shmuel Koren, BOS’ President and CEO commented: “we are pleased with the progress of the rights offering. Major shareholders have either already exercised their rights or indicated to us their intention to do so.”

About BOS

B.O.S. Better Online Solutions Ltd. (“BOS”) was established in 1990. Through its wholly owned subsidiaries, BOS’s activities are focused on two segments:

—	Supply-Chain Solutions segment, based on Odem Electronic Technologies 1992 Ltd., providing solutions in the RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation fields.
—	Software Solutions segment, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

BOS, www.boscorporate.com is traded on NASDAQ and on the Tel-Aviv stock exchange.

For further information please contact:

B.O.S. Better Online Solutions Ltd.
Mr. Gilad Friedhaber, +972-54-8110410
gilad@kwan.co.il or
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities Exchange Commission.. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.